Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2015	Year Ended June 30, 2014	Year Ended June 30, 2013
	(In Thousands, Except Per Share Data)

Income available to common stockholders	$5,629	$10,188	$6,506

Weighted average shares outstanding	91,717	90,825	91,316

Basic earnings per share	$0.06	$0.11	$0.07

Income for diluted earnings per share	$5,629	$10,188	$6,506

Total weighted average common shares and equivalents outstanding for diluted computation	91,841	90,880	91,316

Diluted earnings per share	$0.06	$0.11	$0.07